VF Corporation
105 Corporate Center Blvd.
Greensboro, NC 27408
April 29, 2010
Ms. Tia Jenkins
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3561
Washington D.C. 20549
Dear Ms. Jenkins:

Re:	Comment letter to V.F. Corporation (the “Company”) dated April 15, 2010 relating to Form 10-K for the fiscal year ended January 2, 2010
We are responding to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated April 15, 2010 relating to the Company’s Form 10-K for the fiscal year ended January 2, 2010.
For your convenience, we have reproduced the Staff’s comment immediately below:
Form 10-K for the Fiscal Year Ended January 2, 2010
Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27
Critical Accounting Policies and Estimates, page 43
Long-lived Assets, page 44
1.	We note that for your Reef, Nautica and lucy business units and for your other business units, it is possible that your conclusions regarding impairment of goodwill or trademark intangible assets could change in future periods under certain listed circumstances. We further note on page 21 that while no impairment was indicated for any of your business units within the Contemporary Brands Coalition, it is possible that an impairment charge for goodwill or trademark intangible assets would be required under certain described circumstances. We believe you should provide information within your MD&A for investors to assess the probability and potential magnitude of a future material impairment charge, pursuant to Item 303(a)(3)(ii) of Regulation S-K. In future filings, please discuss those business units or coalitions that are at risk of impairment, such as the

Contemporary Brands Coalition, and describe the following for each business unit or coalition:
a.	The percentage by which fair value exceeded carrying value of each reporting unit or indefinite-lived intangible asset, as of the date of the most recent test;
b.	The amount of goodwill or indefinite-lived intangible assets that are at risk of impairment; and
c.	The degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time).
Alternatively, please advise us if you have determined that no business units or coalitions are at risk of impairment. Tell us how you intend to revise your disclosure in future filings, and provide us with the text of your proposed disclosure in your response to us.
Response
Discussion of risk of future impairment
In Item 1A Risk Factors of our 2009 Form 10-K, we stated that there was a possibility of an impairment charge in a future period related to our recent investments in our Contemporary Brands Coalition. The following is the statement included in Item 1A Risk Factors:
Specifically regarding our Contemporary Brands Coalition, the recession of the last two years has particularly impacted the upper tier or premium department and specialty store channel of distribution and, in many cases, products sold through this premium channel. While no impairment is indicated for any of our business units within this coalition, if the premium channel does not improve from recessionary levels or if the growth strategies of our business units are not successful, it is possible that an impairment charge would be required. A future impairment charge for goodwill or intangible assets could have a material effect on our consolidated financial position or results of operations.
Within the Contemporary Brands Coalition, the fair value of each business unit exceeded its carrying value by more than 10% at the time of our 2009 annual impairment, except for the business unit composed of the Splendid® and Ella Moss® brands of premium sportswear, hereafter referred to as “Splendid/Ella Moss.” VF had acquired a one-third equity interest in these brands in June 2008. Under a contract entered into at that time, we acquired the remaining two-third equity interest in March 2009. Market conditions in the premium department and specialty store channel in the United States, where the majority of our Splendid/Ella Moss products are sold, became challenging in late 2008 and continued into 2009 due to the recession.
Our impairment testing date is as of the beginning of the fourth quarter of each year, or more frequently if events or changes in circumstances indicate that there may be a possible impairment. In the first step of the goodwill impairment test, we estimated fair value of the

Splendid/Ella Moss reporting unit to be $308 million, which exceeded its carrying value by 8%. Since the fair value of the reporting unit exceeded its carrying value, the recorded goodwill of $142 million was not impaired. Similarly, we estimated the fair value of this business unit’s indefinite-lived trademark intangible asset at the beginning of the fourth quarter. The fair value of the trademark asset exceeded its $99 million recorded amount by 5% and, accordingly, the trademark intangible asset was not impaired.
As discussed in our 2009 Form 10-K, we recorded impairment charges for the goodwill of the Reef, Nautica and lucy reporting units during the fourth quarter of 2009. Excluding these reporting units and the Splendid/Ella Moss reporting unit discussed above, the fair value of each of our remaining reporting units, including all other reporting units in the Contemporary Brands Coalition, exceeded their respective carrying value by at least 20%. Also as discussed in our Form 10-K, we recorded impairment charges for the Reef® and lucy® trademark intangible assets in the fourth quarter of 2009. Excluding these brands and the Splendid® and Ella Moss® brands discussed above, the fair value of each of the remaining trademark intangible assets exceeded its respective carrying value by at least 10%.
Beginning in the fourth quarter of 2009 and continuing through the first quarter of 2010, most premium department stores reported improvements in their comparable or same store sales trends. Sales of our Splendid® and Ella Moss® brands to these premium channel retail customers are reflecting this improvement in 2010.
Proposed disclosure of reporting units that are at risk of future impairment
In our 2010 annual report on Form 10-K (or in an interim report if there are circumstances indicating there may be a possible impairment), we will include expanded disclosures relating to any reporting units or indefinite-lived trademark intangible assets for which there is a reasonably possible risk of future impairment in the “Critical Accounting Policies and Estimates” section of Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations. We would address each of the following points:
•	Percentage or dollar amount by which fair value exceeded carrying value as of the date of the most recent test

•	Amount of goodwill or indefinite-lived intangible asset allocated to the business unit

•	Degree of uncertainty associated with the key assumptions
Attached as an Exhibit is a draft of our proposed expanded disclosures to discuss our business units and/or indefinite-lived intangible assets, if any, that are at risk of impairment. The Exhibit would replace the last three paragraphs of the “Long-lived Assets” discussion of the “Critical Accounting Policies and Estimates” section of Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations. This draft disclosure is prepared under the assumptions that (i) there are no impairment charges required in 2010 and that (ii) there is a business unit where there is a reasonably possible risk of failing the goodwill or trademark intangible asset impairment tests in the future. If it is determined that an impairment existed, we would modify the proposed disclosures accordingly.
* * * * *

In connection with responding to your comments, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the Staff’s time and attention. I am available to discuss with you any of the above comments and our responses. I may be reached at 336-424-6016.
Sincerely,

/s/ Robert K. Shearer
Robert K. Shearer
Senior Vice President and Chief Financial Officer

Exhibit attached

Exhibit
At the date of our most recent impairment test, the estimated fair value of each of our business units exceeded its carrying value, and the estimated fair value of each indefinite-lived trademark intangible asset exceeded its carrying value. Accordingly, no goodwill or trademark impairment charges were recorded. For all of our business units except Business Unit A, the estimated fair value of each business unit exceeded its carrying value by at least XX%, and the estimated fair value of each indefinite-lived trademark intangible asset exceeded its carrying value by at least XX%. Specifically regarding Business Unit A, it is a business unit of our XYZ Coalition. [We will describe this business unit and its recent/current economic environment, key assumptions for the future and uncertainty with those assumptions, etc.] At our most recent impairment test, Business Unit A had goodwill of $XX million and the business unit’s fair value was $XX million, which exceeded its carrying value by XX%. Further, the estimated fair value of the trademarks of this business unit exceeded the $XX million recorded amount by XX%.
     For Business Unit A and for our other business units, it is possible that our conclusions regarding impairment of goodwill or trademark intangible assets could change in future periods if, for example, (i) overall economic conditions in 2011 or future years vary from our current assumptions, (ii) business conditions or our strategies for a specific business unit change from our current assumptions, (iii) investors require higher rates of return on equity investments in the marketplace or (iv) enterprise values of comparable publicly traded companies, or of actual sales transactions of comparable companies, were to decline, resulting in lower multiples of revenues and EBITDA. A future impairment charge for goodwill or intangible assets could have a material effect on our consolidated financial position or results of operations.